Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel: 1.215.963.5000
Fax: 1.215.963.5001
www.morganlewis.com


David W. Freese
Associate
215.963.5862
dfreese@morganlewis.com



FILED  AS  EDGAR  CORRESPONDENCE


November  23,  2015

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III 485(a) Filing (File Nos.333-192858 and 811-22920)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust" or the "Registrant"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone regarding the Trust's post-effective amendment no. 55, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 59, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement on Form N-1A (the "Registration Statement") filed with the SEC on September 9, 2015 pursuant to Rule 485(a) under the 1933 Act for the purpose of introducing the Chiron Capital Allocation Fund (the "Fund") as a series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS  ON  THE  PROSPECTUS

1. COMMENT. Please revise the Principal Investment Strategies section to include the name of the blended index to which the Fund's allocation among debt and equities is expected to be similar and provide a brief description of the index. Please also make conforming edits to the disclosure provided in response to Item 9 of Form N-1A, as necessary.

     RESPONSE. The Fund respectfully declines to include in the Fund's summary section the name of the blended index to which its allocation among debt and equities is expected to be similar, and has removed the name of such blended index from the Fund's disclosure in response to Item 9 of Form N-1A, because it may not have the authority to do so under applicable licensing agreements. However, a description of such index has been added in response to the comment.

2. COMMENT. (a) Please define the term "Chiron" at its first mention; and (b) please define "emerging markets" in the Principal Investment Strategies section.

     RESPONSE. (a) The requested change has been made.

     RESPONSE. (b) The requested change has been made.


3. COMMENT. Please remove from the Principal Investment Strategies section references to the Fund's investment in cash, cash equivalent securities or short-term debt instruments or supplementally explain how the use of such instruments is consistent with the Fund's investment objective of total return.

     RESPONSE. The Trust respectfully declines to make the requested change. The Adviser believes that the ability to invest in cash and cash equivalents, at times to a significant degree, is important to provide protection during down markets. The Adviser believes that providing downside protection by investing in cash and cash equivalents is consistent with seeking to provide total return and, depending on the market environment, may provide greater total return than if the Fund was not permitted to invest in cash and cash equivalents as a principal investment strategy.

4. COMMENT. Please provide a brief explanation of the term "capital recovery risk" as such term is used in the Principal Investment Strategies section.

     RESPONSE. References to "capital recovery risk" have been deleted.

5. COMMENT. Please include the market capitalization range of the Fund's equity investments in the Principal Investment Strategies section.

     RESPONSE. The requested change has been made.

6. COMMENT. Please revise the following sentence in the Principal Investment Strategies section to more clearly explain the relationship between real estate- and precious metals-related securities: "The Fund may also invest in real estate investment trusts ("REITs") and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals.

     RESPONSE. The requested change has been made.

7. COMMENT. If the Fund may invest in contingent convertible bonds, please specify, and please include disclosure of the risks associated with investments in contingent convertible bonds.

     RESPONSE. The requested changes have been made.

8. COMMENT. Please state in the Principal Investment Strategies section the percent of the Fund's assets that may be invested in derivatives.

     RESPONSE. The Adviser does not limit the Fund's investments in derivatives as a principal investment strategy. Therefore, the Trust respectfully declines to revise the Principal Investment Strategies section to include a percentage limit on the Fund's investment in derivatives.

9. COMMENT. With regard to Bank Loans Risk please (a) clarify how the Fund assumes the credit risk of the direct bank lenders; (b) acknowledge that bank loans may take more than seven (7) days to settle; (c) specify that the Fund's ability to make timely redemptions of Fund shares may be impacted by the fact that the purchases and sales of bank loans in the secondary market are generally subject to contractual restrictions and may have extended settlement periods; (d) specify that bank loans may not be considered securities and may not have the protections afforded by the federal securities laws; and (e) consider including in the bank loans disclosure in the More Information about Principal Risks section, an explanation of how the Fund would address short-term liquidity needs that may arise as a result of extended (longer than seven day) settlement.

     RESPONSE. (a) The requested change has been made.

     RESPONSE. (b) The requested change has been made.

     RESPONSE. (c) The requested change has been made.

     RESPONSE. (d) The requested change has been made.

     RESPONSE. (e) Based on the Adviser's anticipated level of investment in bank loans in the near term, the Adviser currently does not anticipate this being a principal risk of the Fund. Accordingly, the Trust respectfully declines to make the requested change.

10. COMMENT. Where "below investment grade" securities are mentioned, please include a parenthetical stating that such securities are commonly known as "junk bonds."

     RESPONSE. The requested change has been made.

11. COMMENT. Since options are disclosed as a principal investment strategy, please disclose the risk of investing in options.

     RESPONSE. The requested change has been made.

12. COMMENT. Please consider replacing the last sentence of the derivatives risk disclosure in response to Item 4 of Form N-1A with the fourth sentence in the derivatives risk disclosure provided in response to Item 9 of Form N-1A.

     RESPONSE. The requested change has been made.

13. COMMENT. Please clarify supplementally that the Fund will not create leverage by direct borrowing as a principal investment strategy. If the Fund will use direct borrowing to create leverage, please disclose.

     RESPONSE. The Adviser confirms that the Fund will not create leverage through direct borrowing as a principal investment strategy, and that any leverage used by the Fund as a principal investment strategy will be economic leverage created by its investments.

14. COMMENT. Please disclose in the Principal Risks section the risks associated with growth- and value-based investment strategies since each of these strategies is disclosed in the Principal Investment Strategies section.

     RESPONSE. The requested change has been made.

15. COMMENT. Please disclose in the Principal Risks section the risks associated with the following types of instruments that are noted in the Principal Investment Strategies section: (i) ADRs, (ii) asset backed securities, (iii) credit-linked notes, (iv) leveraged and inverse ETFs, (v) inflation indexed bonds, (vi) mortgage backed securities and (vii) precious metals.

     RESPONSE. The requested changes have been made.

16. COMMENT. In the More Information about Fund Investments section, please state, if applicable, that shareholders will be provided notice of a change in the Fund's investment objective.

     RESPONSE. The Fund does not currently have a policy requiring shareholder notice of a change in the Fund's investment objective.

17. COMMENT. Please confirm supplementally that the Fund's performance will be compared to a broad-based index and the blended benchmark referenced in the Principal Investment Strategies section will only be used as a secondary benchmark for performance comparison purposes.

     RESPONSE. The Trust confirms that the Fund's performance will be compared to a broad-based index and the blended benchmark referenced in the Principal Investment Strategies section will only be used as a secondary benchmark for performance comparison purposes.

18. COMMENT. Please remove any reference to a sub-adviser unless the Fund's adviser intends to enter into a sub-advisory agreement.

     RESPONSE. The requested change has been made.

19. COMMENT. Please provide a description of the Adviser's experience as an investment adviser in the Investment Adviser section pursuant to Item 10(a)(1)(i) of Form N-1A.

     RESPONSE. The requested change has been made.

20. COMMENT. With regard to the contractual expense limitation agreement discussed under the Investment Adviser section, please confirm supplementally that the Adviser may recover waived fees or reimbursed expenses only if the Fund's Total Annual Operating Expenses (excluding any interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and non-routine expenses) are lower than the expense limitation in effect at the time of the waiver or reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recover waived fees or reimbursed expenses only if the Fund's Total Annual Operating Expenses (excluding any interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and non-routine expenses) are lower than the expense limitation in effect at the time of the waiver or reimbursement.

21. COMMENT. In accordance with Item 10 of Form N-1A, please disclose, if accurate, that the portfolio managers will be jointly and primarily responsible for managing the Fund.

     RESPONSE. The requested change has been made.

COMMENT ON THE STATEMENT OF ADDITIONAL INFORMATION

22. COMMENT. Please clarify the disclosure pertaining to "alternative entity securities" so that it is clear what types of entities issue such securities.

     RESPONSE. The requested change has been made.

                            ***********************

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very  truly  yours,

/s/  David  W.  Freese
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David  W.  Freese